April 25, 2006
United States Securities and Exchange Commission
Washington, DC 20549-7010

Attention:	Ms. Jennifer Thompson, Division of Corporation Finance

Re:	Responses of Hillenbrand Industries, Inc. to the SEC staff’s comment letter dated March 28, 2006
To the Staff:
Set forth below are the responses of Hillenbrand Industries, Inc. (“the Company,” “Hillenbrand,” “our” or “we”) to the attached copy of the United States Securities and Exchange Commission’s (“SEC”) staff’s comment letter dated March 28, 2006 (“Letter”) concerning the Company’s Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2005 (“Form 10-K”) and our Quarterly Report on Form 10-Q for the Period Ended December 31, 2005 (“Form 10-Q”). The numbered paragraphs below correspond to the comment numbers in the Letter, and we have included the full text of each comment above the applicable response.
FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2005
Note 1 — Summary of Significant Accounting Policies
Revenue Recognition — Sales and Rentals — Page 81
1.	We note your response to comment 5 from our letter dated February 16, 2006. In future filings, please revise your discussion of “deviations” to clarify that in all instances, you recognize revenue upon the transfer of risk of loss and the rewards of ownership to the buyer. We believe that this additional insight into your accounting policy will be useful to your investors.

In future filings we will clarify that in all instances revenue is recognized upon the transfer of risk of loss and rewards of ownership to the buyer.

2.	We note your response to comment 7 from our letter dated February 16, 2006. In future filings, please revise your discussion of The Vest to briefly explain the reasons why it is not appropriate to recognize revenue prior to receipt of authorization for billing from the applicable paying entity. We believe that this additional insight into your accounting policy will be useful to your investors.

In future filings we will clarify that revenue is recognized on The Vest product only when sufficient evidence of an arrangement has been obtained and a fixed and determinable price exists. This follows receipt of authorization for billing from the applicable paying entity.

3.	We note your response to comment 8 from our letter dated February 16, 2006. In future filings, please expand your discussion of deferred revenues related to services to include a summary of the information that you supplementally provided to us. In this regard, you should clarify that your deferred revenues relate to either separately sold service and maintenance contracts or to services that are part of a multiple deliverable arrangement under EITF 00-21, and clarify your revenue recognition policy for each of these.

In future filings we will clarify that our deferred revenues relate to either separately sold service and maintenance contracts or other services to be delivered independent of product-related revenues. We will also clarify that such revenue is recognized either over the service coverage period or as the actual services are rendered.
Note 17 — Commitments and Contingencies
4.	We note your response to comment 13 from our letter dated February 16, 2006 and the updates provided in Note 13 to your December 31, 2005 Form 10-Q. We have the following additional comments:

Spartanburg Regional Healthcare System:
•	In future quarterly and annual Exchange Act filings, please briefly describe your company initiated discounting practices and clarify that period for which these discounting practices have been in effect. Also confirm to us that you will continue to disclose the period for which you have committed to continue these discounting practices under the settlement agreement.

In future filings, we will disclose the nature of the “company initiated discounting practices,” the period of time they have been in effect and the period of time we have committed to continue to adhere to such practices under the Spartanburg settlement agreement.

In the Spartanburg litigation, plaintiff’s claims were based on allegations that contracts between Hill-Rom and purchasers of Hill-Rom® standard and/or specialty hospital beds, and/or architectural and in-room products, either on behalf of themselves or through purchasing organizations, conditioned discounts on Hill-Rom® hospital beds and other architectural and in-room products on commitments to rent or purchase a very high percentage (e.g. ninety percent) of therapy products and surfaces from Hill-Rom. The references in our recent disclosures to “company initiated discounting practices” concern a policy that the company first implemented as of October 11, 2002, and has agreed to follow until at least three years from the date of the Spartanburg settlement agreement, under which the company refrains from entering into new contracts that condition incremental discounts on Hill-Rom® hospital beds and other architectural and in-room products on commitments to rent or purchase a very high percentage (e.g. ninety percent) of therapy products and surfaces from Hill-Rom. While such products may be sold together, the rental therapy product line shall be separately priced and discounted; but we may continue to offer all other discounts (e.g., volume discounts, early payment discounts, capitation arrangements, etc.) as appropriate.

•	We remind you that Item 303(a)(3)(ii) of Regulation S-K requires MD&A analysis of any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on your results. To the extent that changes to or discontinuation of these company initiated discounting practices occur, or you reasonably expect such changes or discontinuation to occur in the future, please confirm to us that you will address any material actual or expected impact of these changes in your MD&A analysis of your results of operations.

We confirm to you our understanding of the requirement to disclose the potential impact of known trends or uncertainties on our business within Management’s Discussion and Analysis. Accordingly, we will make the disclosures discussed above concerning “company initiated discounting practices,” along with any material actual or expected impacts resulting from other trends or uncertainties associated with discounting or pricing practices in the future. Further, the discounting practices that gave rise to the Spartanburg litigation have already been discontinued (or will be discontinued on the expiration of certain existing contracts) and have been replaced by alternative practices for each of the last three fiscal years. Therefore, any impact of the discontinuance of “company initiated discounting practices” on our business is already fully reflected in our reported results for this period.

We are reluctant to commit, however, to disclose the specific nature of any future changes in discounting and pricing practices which are competitively sensitive. We believe, both as a matter of antitrust law compliance and to insure that competitively sensitive and customer-related information remains confidential, that the specifics of our pricing and discounting practices should not be disclosed. Moreover, our discounting and pricing practices are the result of customer demands and competitive forces and, as such, are in constant flux, making it impractical as well as imprudent to try to describe our specific practices and policies.
FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2005
MD&A
Results of Operations, page 27
5.	We note that you changed your reportable segments in the first quarter of your fiscal year 2006, as you had previously announced. We also note that your analysis of results of operations continues to focus on the distinction between your sale of products and your rental business within your Hill-Rom subsidiary. Notwithstanding the reasons for providing this breakdown between sales and rentals that are contained in your response to comment 1 from our previous letter dated February 16, 2006, based on the internal management reports that were provided to us thus far, it appears that management separately budgets and tracks the gross profits from sales versus rentals. It also appears that sales and rentals have historically yielded different gross margins, and we note that you highlight these different gross margins and explain the reasons for these differences to your investors in both your current MD&A analysis and in your prior Exchange Act filings. Given the above, it remains unclear to us that management does not separately evaluate sales and rentals when assessing the performance of the segments within your Hill-Rom subsidiary. Please advise. Also, please provide us with a copy of the internal management reports that were used by your CODM and your Board of Directors to assess your company’s performance during the most recent fiscal quarter. If the reports that you provide to us do not contain divisional income before special charges for each of your segments, please explain to us how you determined that this was the measure of segmental profit or loss that is used by your CODM to evaluate the performance of your segments, and tell us how your CODM obtains those numbers.

With respect to the staff’s comments, you are correct that we produce reports which separately budget and track the revenues and gross profits from healthcare sales and rentals and that these revenue streams yield different margins. Although we produce reports and analyses in which our business activities are presented in a variety of different ways, this is performed in a manner that is consistent with paragraph 13 of Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information,” (“SFAS 131”) and, accordingly, we considered other factors to identify the set of components that constitute our operating segments. In evaluating the segment reporting criteria in SFAS 131, we analyzed the information provided to, and used by, the CODM to assess performance and allocate resources within the business. Factors considered in this evaluation include, predominately, that the segment managers for each of the operating segments who report directly to the CODM are fully responsible, and held accountable, for the revenues and related margins of both healthcare sales and rentals within their respective segments (see the Company’s organizational chart, which is presented later in this letter). There are no separate managers responsible for healthcare sales and/or rentals, and, in fact, products and services for both sales and rentals are delivered to our customers through a single integrated, customer-focused, service team aligned by customer, without regard to the financing decision (purchase or rental) selected by the customer.

Within our Management’s Discussion and Analysis, healthcare sales and rentals are separately evaluated within the respective operating segments comprising the Hill-Rom business. While management does separately track, monitor and evaluate healthcare sales and rentals, and their related margins, this is done entirely within the existing operating segment structure of Hill-Rom (comprised of Hill-Rom North America, Hill-Rom International and Home Care and Surgical Accessories), primarily to facilitate the external financial reporting requirements to disclose and analyze revenue streams from sales and rentals separately, in accordance with Regulation S-X, Article 5, Rule 5-03.1. In outlining our overall performance within Management’s Discussion and Analysis, we have continued to analyze the business on the basis of healthcare sales and rentals as it was consistent with the method of presentation included within our Consolidated Statement of Income, in accordance with Rule 5-03.1. As outlined in response 2 to your original comment letter dated February 16, 2006, in future filings we intend to more clearly analyze our results of operations along segmental reporting lines rather than along the lines of healthcare sales and rentals, although healthcare sales and rentals may be discussed separately within each segment.

As outlined in our original response letter dated March 17, 2006, Hillenbrand initiated significant operational and management transitions beginning in fiscal 2005. This transitional period began in May 2005, when the former President and Chief Executive Officer of Hillenbrand retired and was replaced on an interim basis by the Vice-Chairman of our Board of Directors, and was followed by significant related operational restructuring and changes in the management reporting structure. With the recent appointment of our new Chief Executive Officer on March 20, 2006, the Company remains in a period of transition. Management’s efforts during this entire transitional period have been tactical in nature, primarily focused on the implementation of the new organizational structure and achieving the expected benefits associated with the restructuring plan.

In looking at how our CODM managed the business during the first quarter of fiscal 2006, and is continuing to manage the business during this CEO transitional period, and the material used in support of this effort, we identified the following key documents that have been supplementally provided as part of our response:
•	A monthly financial reporting package for the consolidated Hillenbrand/Hill-Rom organization

•	A monthly financial reporting package for Batesville Casket Company

•	Monthly memorandums outlining operating results and key initiatives for each Hill-Rom division and functional area, along with a separate memorandum for Batesville Casket Company

•	Weekly order and shipment reports for both Hill-Rom and Batesville Casket Company
In addition to the above, during the first quarter and continuing under the current CEO transitional period, the CODM also uses periodic operating leadership team meetings with his direct reports, along with formal operating review meetings for each Hill-Rom division and Batesville Casket Company, to stay current with respect to various initiatives and the related progress. Operating review meetings are held monthly for the North American commercial division (“Hill-Rom North America”) and the combined sourcing, manufacturing and product development function. Operating reviews for all other divisions, including Batesville Casket Company, are held quarterly following the end of the fiscal quarter. The formats of such meetings and the materials presented are not prescribed by the CODM, but differ period-to-period depending on the nature of the issues and initiatives to be covered by the division, as determined by divisional management. With that said, the operating review meetings and the materials provided always include a review of financial performance at the divisional/segment level, and sometimes at levels below that, at the discretion of divisional management, to aid in the understanding of financial variances within the division. To ensure proper focus and dedication to a results-oriented culture, the CODM has outlined specific goals and objectives for each of the divisions and functional areas. The CODM holds his direct reports, as outlined in the following organizational chart available on our intranet site, fully responsible for the performance of the division or functional area and the execution of the key initiatives outlined for such operations.

With respect to the measure of profitability used to evaluate performance, divisional income before special charges, you inquired as to whether this measure was included in the materials routinely provided to the CODM. Divisional performance, as outlined in the included copies of materials provided to the CODM, is measured at the operating income level. Divisional operating income is designed to report performance before any special charges or other income and expense, consistent with the measure to which segment leadership is held accountable. Based on the CODM’s use of this metric and its use throughout our segment financial reporting, this is considered the appropriate measure of segmental profit and loss to be presented within our segment reporting disclosures.

As outlined earlier in this response, we continue to be in a period of transition with respect to our business and the financial reporting used in support of the business. With the recent changes in organizational structure, the execution of a significant restructuring program that is expected to continue for several more months and the recent hiring of a new President and Chief Executive Officer, there is still much that is in a state of change. Despite the significance of this change effort, we believe that our current segment reporting structure is in-line with the manner in which management views, operates and manages its business operations. Should our continued transition result in a change in either the manner in which we operate and manage the business or in the related financial reporting associated with the business, we will once again reassess our segment reporting requirements in light of such changes.
*      *       *       *       *

In connection with our response, we also acknowledge the following:
•	we are responsible for the adequacy and accuracy of the disclosures in our periodic filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The staff may direct any comments or questions regarding this letter to me by telephone at (812) 931-2191 or by telecopier at (812) 934-8329.
Sincerely,
Gregory N. Miller
Senior Vice President and Chief Financial Officer
Courtesy copies to:
At Securities and Exchange Commission:
Mr. John Hartz
Mr. John Cash
At Hillenbrand Industries, Inc.:
Mr. Peter H. Soderberg, President and Chief Executive Officer
Mr. Patrick de Maynadier, Vice President and General Counsel
Mr. Richard G. Keller, Vice President, Controller and Chief Accounting Officer
At PricewaterhouseCoopers LLP:
Mr. Richard A. Quimby

FOIA CONFIDENTIAL TREATMENT REQUEST BY HILLENBRAND INDUSTRIES, INC.

April 25, 2006
Ms. Jennifer Thompson
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Hillenbrand Industries, Inc. (the “Company”) FOIA Confidential Treatment and Rule 418 and Rule 12b-4 Requests
Dear Ms. Thompson:
     We refer to comment letter (the “Comment Letter”) of the Staff of the Securities and Exchange Commission dated March 28, 2006 relating to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2005 and our Quarterly Report on Form 10-Q for the Period Ended December 31, 2005. In the Comment Letter, the Staff requested that it be provided supplementally with copies of certain materials. In response to the Staff’s request, we enclose copies of the following confidential materials (collectively, the “Confidential Information”)1:
•	Monthly Financial Reporting Package for Consolidated Hillenbrand/Hill-Rom

•	Monthly Financial Reporting Package for Batesville Casket Company

•	Monthly Operating Memorandums for each Hill-Rom Division and Batesville Casket Company

•	Weekly Order and Shipment Reports for both Hill-Rom and Batesville Casket Company

[1]	Copies of the Confidential Information are not included with the copy of this letter being submitted electronically via EDGAR.

     Rule 418 and Rule 12b-4 Requests
     Pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Confidential Information is being provided to the Staff on a confidential, supplemental basis only and is not to be filed with or deemed part of any registration statement or report filed by the Company. Pursuant to Rule 418 and Rule 12b-4, the Company hereby requests that the Confidential Information be returned to the Company promptly following completion of the Staff’s review of the Confidential Information.
     Rule 83 Request for Confidential Treatment
     In accordance with Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83), we also request confidential treatment of the Confidential Information. Please promptly inform the Company of any request for any or all of such Confidential Information made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
     The Confidential Information constitutes privileged or confidential trade secrets or commercial or financial information and is therefore entitled to confidential treatment under Rule 80(b)(4) of the Rules of Practice of the Commission (17 C.F.R. § 200.80(b)(4)). The Confidential Information has not previously been disclosed or made available to the public.
     Pursuant to Rule 83, a copy of this request (but not the Confidential Information) is also being delivered to the Freedom of Information Act Officer of the Commission.
     Any questions or notifications with respect to this request for confidential treatment should be directed to Mr. Gregory N. Miller, Senior Vice President and Chief Financial Officer, Hillenbrand Industries, Inc., 1069 State Route 46 East Street, Batesville, Indiana 47006-8835, at 812-934-8329.

Very truly yours, Hillenbrand Industries, Inc.
By:
Gregory N. Miller, Senior Vice-President and
Chief Financial Officer

(Enclosure)

cc (without enclosure):	Office of Freedom of Information and Privacy Act Operations Securities and Exchange Commission Operations Center 6432 General Green Way Alexandria, Virginia 22312-2413